AVINO SILVER & GOLD MINES LTD.
Suite 400-455 Granville Street
Vancouver, BC V6C 1T1

June 29, 2005

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Avino Silver & Gold Mines Ltd. (the “Company”)

We enclose herewith for filing with your office, the Company’s Interim Financial Statements and Management Discussion & Analysis for the period ended April 30, 2005.

We confirm that on the above date, the attached materials were forwarded by pre-paid first class mail to all persons on the supplemental list of the Company.

Yours Sincerely,

AVINO SILVER & GOLD MINES LTD.

“Connie Lillico”

Connie Lillico
Corporate Secretary

Cc: Alberta Securities Commission
TSX Venture Exchange